STI Group, Inc.
30950 Rancho Viejo Road, #120
San Juan Capistrano, CA 92675

November 9, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Mark B.Shuman
Branch Chief - Legal

Re:	STI Group, Inc.
Registration Statement on Form SB-2
Filed May 14, 2007
File No. 333-142911

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated June 29, 2007 (the “Comment Letter”) relating to the Registration Statement on Form SB-2 (the “Registration Statement”) of STI Group, Inc. (the “Company”). The answers set forth herein refer to each of the Staffs' comments by number. We are filing herewith Amendment No. 1 to the Registration Statement reflecting our responses to the Staff’s comments.

Form SB-2

General

1.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the initial public offering price for the proposed offering).

Response

We have revised the Registration Statement to add a new section entitled “PROSPECTUS SUMMARY- December 2006 Secured Convertible Note Financing- Value of Shares Underlying Notes” to disclose the total dollar value of the securities underlying the convertible notes that we have registered for resale.

Securities and Exchange Commission
November 9, 2007

2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response

We have revised the Registration Statement to add a new section entitled “PROSPECTUS SUMMARY-December 2006 Secured Convertible Note Financing- Fees and Payments Associated with the Transaction” to provide the requested disclosure.

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible note" means the securities underlying the note that may be received by the persons identified as selling shareholders;

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;
•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:
•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and
•
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

Securities and Exchange Commission
November 9, 2007

•
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response

We have revised the Registration Statement to add a new section entitled “PROSPECTUS SUMMARY-December 2006 Secured Convertible Note Financing- Total Possible Profit Selling Stockholders Could Realize-Notes” to provide the requested disclosure.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;
•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
o	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

Securities and Exchange Commission
November 9, 2007

o
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response

We have revised the Registration Statement to add two new sections entitled “PROSPECTUS SUMMARY-December 2006 Secured Convertible Note Financing- Total Possible Profit Selling Stockholders Could Realize-Warrants” and “PROSPECTUS SUMMARY-December 2006 Secured Convertible Note Financing- Total Possible Profit Selling Stockholders Could Realize-Series A Preferred” to provide the requested disclosure.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the gross proceeds paid or payable to the issuer in the convertible note transaction;
•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Two;
•	the resulting net proceeds to the issuer; and
•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Three and Comment Four.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments [as disclosed in response to Comment Two] and the total possible discount to the market price of the shares underlying the convertible note [as disclosed in response to Comment Three] divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Securities and Exchange Commission
November 9, 2007

Response

We have revised the Registration Statement to add a new section entitled “PROSPECTUS SUMMARY-December 2006 Secured Convertible Note Financing- Combined Total Possible Profit Selling Stockholders Could Realize” to provide the requested disclosure.

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;
•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Securities and Exchange Commission
November 9, 2007

Response

Except as set forth below, we have not engaged in any prior securities transactions with the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

Date of Transaction	Warrants	Principal Amount Secured Convertible Notes	Pledge of Common Stock by Affiliates of the Company to Note Investors

March 21, 2001	1,000,000	$500,000	4,000,000

August 30, 2001	100,000	$50,000	-

May 1, 2002	-	$75,000	-

May 2002	2,625,000	$875,000	-

August 2002	375,000	$125,000	-

September 2002	600,000	$200,000	75,271,104

March 2003	650,000	$130,000	-

March 29, 2004	500,000	$100,000	-

January 18, 2005	-	$100,000	-
	5,850,000	$2,155,000	79,271,104

Certain information requested by the Staff is historical information that is not in the Company’s possession. In addition, information with respect to the current market price of our securities is not applicable, as the Company’s securities are not now publicly traded. We decided to not include this disclosure in the prospectus as the information is incomplete and we believe the disclosure is not material to an investor in the Company’s securities as all previously issued and outstanding securities were exchanged for the Company’s Series A Preferred Stock (as disclosed in the prospectus) and, concurrently with the exchange, any and all claims related to the previously issued securities were released by the holders.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:
•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

Securities and Exchange Commission
November 9, 2007

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;
•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response

Shares Outstanding Prior to the Transaction

The following table discloses certain information comparing the number of shares outstanding prior to the transaction, number of shares registered by the selling stockholders, or their affiliates, in prior registration statements (along with that number still held and number sold pursuant to such prior registration statement) and the number of shares registered for resale in this Registration Statement relating to the financing transaction.

Number of shares outstanding prior to convertible note transaction held by persons other than the selling stockholders, affilates of the Company and affiliates of the selling stockholders.	14,860,000
Number of shares registered for resale by selling stockholders or affiliates in prior registration statements.	-
Number of shares registered for resale by selling stockholders or affiliates of selling stockholders that continue to be held by selling stockholders or affilates of selling stockholders.	-
Number of shares sold in registered resale by selling stockholders or affiliates of selling stockholders.	-
Number of shares registered for resale on behalf of selling stockholders or affiliates of selling stockholders in current transaction	112,000,000

Please note this response only relates to securities issued in the December 2006 transactions.

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:
•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and
•
whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

Securities and Exchange Commission
November 9, 2007

o	the date on which each such selling shareholder entered into that short position; and
o
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response

We have revised the Registration Statement to add a new section entitled “PROSPECTUS SUMMARY-December 2006 Secured Convertible Note Financing- Repayment, Shorting and Prior Transactions with Selling Stockholders” to provide the requested disclosure.

9.	Please provide us, with a view toward disclosure in the prospectus, with:
•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response

We have revised the Registration Statement to add a new section entitled “PROSPECTUS SUMMARY-December 2006 Secured Convertible Note Financing- Repayment, Shorting and Prior Transactions with Selling Stockholders” to provide the requested disclosure.

Securities and Exchange Commission
November 9, 2007

10.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

Response

The number of shares the Company seeks to register in connection with the Registration Statement is equal to the sum of (a) 200% of the shares issuable upon conversion of the secured convertible notes (at a conversion price of $0.015 per share) and (b) 200% of the shares issuable upon exercise of the warrants. The number of shares of Common Stock to be registered is consistent with the Company’s contractual obligations to the note investors and represents a good faith estimate of the number of shares the Company believes will be issuable upon the conversion of the secured convertible notes and exercise of the warrants, calculated to take into account anti-dilution adjustments.

The number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

11.
With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response

The requested information is set forth in the footnotes to the table contained in the section of the Registration Statement entitled “SELLING STOCKHOLDERS”.

Facing Sheet

12.
The notes to the fee table suggest that you seek to register any additional shares issuable by reason of adjustments to the conversion rate of the debenture. Adjustments to the conversion rate such as those required by the second paragraph of Section 1.6(d) of the Callable Secured Convertible Note are not similar to an anti-dilution provision and do not appear to be within Rule 416. This adjustment is a price protective provision, not a standard anti-dilutive one, and it should be described as such throughout the prospectus. Additionally, please delete the phrase "effected without the receipt of consideration" from footnote 1 to the fee table. Confirm that you do not intend to use the registration statement for resales of additional shares issued pursuant to price-protection adjustments.

Securities and Exchange Commission
November 9, 2007

Response

We have revised the fee table to address the Staff’s comments.

We confirm that we do not intend to use the registration statement for resales of additional shares issued pursuant to price-protection adjustments.

Cover Page

13.
The information regarding the conversion rate for the debentures on the cover page should be limited to what is truly key to an investment decision. Ensure that the text concerning the conversion rate is expressed in concise terms. You will know whether the filing is declared effective by September 30, 2007, so the information concerning the alternative computation of a conversion rate will not be applicable. It appears that on the cover page and elsewhere in the forepart of the prospectus that you can use the 60% amount unless you file a pre-effective amendment after September 30, 2007.

Response

We have revised the cover page of the prospectus to address the Staff’s comments. Please note that we have obtained an amendment to our obligations to the selling stockholders that has changed the September 30, 2007 deadline to June 30, 2008.

14.
Please disclose the initial offering price at which the shares will be offered, which must be a fixed amount until trading prices are established in a market that has been identified by you. Revise the text at page 20 under the heading "Determination of Offering Price" accordingly.

Response

We have revised the cover page of the prospectus and the section of the Registration Statement entitled “DETERMINATION OF OFFERING PRICE” to address the Staff’s comments.

15.
Also, expand the third paragraph to refer to your contractual obligation and plans to have your common stock included for trading on the OTCBB. In your response letter, please inform us of concerning what must be accomplished to achieve this objective.

Response

We have revised the third paragraph of the cover page of the prospectus to address the Staff’s comment.

Securities and Exchange Commission
November 9, 2007

With respect to what must be accomplished for our common stock to be eligible for quotation by market makers on the OTCBB, we bring your attention to the following:

•
Because the OTCBB is a quotation service for NASD market makers, not an issuer listing service or securities market, there are no listing requirements that must be met by an OTCBB issuer. Accordingly, there are no financial requirements and there is no minimum bid price requirement.

•
An issuer may not submit an application directly to be quoted on the OTCBB. A market maker must sponsor the security and demonstrate compliance with SEC Rule 15c2-11 before it can initiate a quote in a specific security on the OTCBB.

•
In order for a security to be eligible for quotation by a market maker on the OTCBB, the security must be registered with the SEC or other federal regulatory authority that has proper jurisdiction and the issuer must be current in its required filings with such federal authority.

•
A market maker registers the security by completing a Form 211 unless an exemption applies.  The market maker must submit a Form 211 to the NASD OTC Compliance Unit prior to publication of a quote on the OTCBB. Once cleared, NASDAQ Market Data Integrity notifies the Market Maker that it has been registered in the security and may enter a quote.

Inside Cover Page

16.	Provide the information responsive to paragraph (b) of Item 502 of Regulation S-B in a location conforming to that disclosure guideline.

Response

We have revised the inside cover page of the Prospectus to address the Staff’s comment.

About This Prospectus, page 5

17.
The summary should immediately follow the inside cover page. The text currently appearing under this heading should be removed or placed in port of the document that is not subject to the requirements of Rule 421(d). A definition of words whose meaning should be clear to investors, such as "we", "our", "us", and `the Company" appears unnecessary and inconsistent with the requirements of Rule 421(b).

Securities and Exchange Commission
November 9, 2007

Response

We have deleted the section of the Registration Statement entitled “ABOUT THIS PROSPECTUS” in response to the Staff’s comments.

Prospectus Summary, page 6

18.
We direct your attention to Rule 421 of the Securities Act of 1933 regarding the presentation of information "in a clear, concise, and understandable manner." In both your Summary and in you your "Description of Business" beginning on page 36, you use technical jargon and other such terminology that renders your disclosure difficult to understand. Please consider replacing such terms as "vertical markets," "reference customers," "leveraging our relationships," "we intend to replicate the model of employing our solutions," and "cross-selling opportunities" with simple language that will allow the reader to easily understand what is being described.

Response

We have revised the sections of the Registration Statement entitled “PROSPECTUS SUMMARY” and “DESCRIPTION OF BUSINESS” to address the Staff’s comment.

19.
Please disclose the value placed upon the 60,000 shares of Class A Preferred stock issued in the December, 2006, acquisition of Solana Technologies, Inc. Please disclose how the value of Solana was determined and any other terms involved in the acquisition.

Response

We have revised the section of the Registration Statement entitled “PROSPECTUS SUMMARY” to address the Staff’s comment.

20.
You indicate that your services have been predominately provided in the United States. In your response letter, provide us with a list of all jurisdictions in which your services have been provided, or in which your company conducts business.

Response

We have changed the referenced disclosure to state that our services are provided only in the United States.

December 2006 Secured Convertible Note Financing, page 7

21.
Revise the first sentence of this section to state the amount the note holders paid STI to purchase the convertible note with a nominal value of $750,000. Clarify when that amount was received. In the final sentence of the first paragraph of this section you indicate that the selling shareholders "purchased or will purchase" the convertible notes and warrants. Discuss the extent to which the purchases have not yet occurred. We note that on page 9, you state that the gross proceeds of $750,000 were received from the sale of the convertible notes, and that exhibit 10.3 appears to concern a single-step transaction that was scheduled to close on December 15, 2006. Please reconcile your disclosure.

Securities and Exchange Commission
November 9, 2007

Response

We have revised the referenced disclosure to address the Staff’s comments.

22.
It appears that in computing the common stock outstanding before the offering on page 9 that you gave effect to shares of common stock issuable upon conversion of Series A preferred stock. If the preferred shares have not been converted as of the time your document is filed, please revise to present the percentage of outstanding shares, based on actually outstanding shares. We will not object to a footnote that provides information concerning the effect conversions or exercises would have on the percentages, however.

Response

We have revised the referenced disclosure to address the Staff’s comment.

Risk Factors, page 11

23.
In the carryover paragraph on pages 13-14, you use the phrase "other leading companies in our business". In your response letter and with a view to disclosure, tell us the basis on which you maintain that STI Group is a "leading company" in its industry. Alternatively, remove the word "other" from this sentence and ensure that any other express or implied claims that your company is a leader in the industry are supportable and explained in the prospectus disclosure.

Response

We have revised the referenced disclosure to delete the word “other”.

24.
Please expand the first and last paragraphs on page 16 to inform stockholders concerning the potential adverse effects the overhang of the large amounts of common stock issuable with respect to the convertible notes, preferred stock and warrants may have on future efforts to raise capital.

Response

We have revised the referenced disclosure to address the Staff’s comment.

Securities and Exchange Commission
November 9, 2007

Selling Stockholders, page 23

25.
Please revise the "percentage owned after offering" column so that the amount presented for each selling shareholder is computed assuming only that shareholder converts its notes and exercises its warrants and resells the related securities. You should not assume that all selling shareholders will concurrently convert, exercise and resell all of the underlying securities. Rather, the percentage after offering column should be based solely on the activities of the individual shareholder. You may supplement the amounts in the revised table with footnote disclosure to the extent you believe additional information is necessary or informative. Any such footnotes should explain the basis for and the significance of the assumptions made in your supplemental computations of percentage ownership.

Response

We have revised the table to address the Staff’s comments.

26.	Please confirm, if true, that there are no registered broker-dealers or affiliates of registered broker-dealers among the selling stockholders.

Response

After due inquiry and investigation, to the knowledge of the management of the Company, there are no registered broker-dealers or affiliates of registered broker-dealers among the selling stockholders.

Management’s Discussion and Analysis and Plan of Operations, page 31

27.
We note that STI was incorporated on September 18, 2006. In your response letter, describe the steps taken in incorporating STI. For example, tell us whether assets, customer lists, accounts payable or accounts receivable were transferred to or contributed to STI in the incorporation or in another transaction. Describe the employees who began providing services for STI on September 18, 2006 and tell us whether they had previously been providing those services to STI's customers or to others during the periods prior to September 18, 2006. Tell us when the contracts that were performed in whole or in part during the period included in the financial statements were entered into. In the prospectus explain the steps that the company took that enabled it to generate approximately $1.5 million of revenue in a three-month period that immediately followed its formation.

Securities and Exchange Commission
November 9, 2007

Response

At the time of incorporation (inception) of STI, no assets were transferred or contributed to STI. An insignificant amount of office supplies were assigned to STI, however, the value of these supplies were deemed to be zero. There were no assets, customer lists, accounts payable or accounts receivable transferred or contributed to STI.

The key employees of STI had operated a similar business, either on a standalone basis or as part of a larger company, since 1986. These employees joined STI in September of 2006 upon termination of their employment with their previous employer who was unable to meet payroll obligations or provide adequate working capital for their operation. These employees have worked for several different employers over their careers and have established long-term relationships and contacts within the industry. The revenue generated since the inception of STI was derived from contracts entered into subsequent to the incorporation of STI. At the inception of STI, the Company did not have any contracts. As mentioned above, the key employees have been doing business in this industry since 1986, and have provided IT products and engineering services to over 1,200 companies during that time span. After STI inception, key employees contacted old customers and contacts to generate immediate new contracts and revenue.

28.
Please revise to include discussion of any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the small business issuer's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Response

The Company does not have any off-balance sheet arrangements. We have revised our disclosure to clarify this.

Critical Accounting Policies and Estimates, Accounts Receivable, page 32

29.
We note that the accounts receivable are large when compared to the revenues realized in the December 31, 2006 period and to the total assets of the company. Please include a more detailed discussion of how it was determined that all of these accounts receivable were collectible.

Response

We have revised our disclosure to address the Staff’s comment.

Securities and Exchange Commission
November 9, 2007

Results of Operations, page 34

30.
This section does not inform investors of the underlying business conditions or events that led to the recorded amounts presented in the financial statements. In the current form, the text simply recites amounts taken from the financial statements and supplements those with arithmetic computations based on those financial statement amounts. For example, revise to discuss how the company generated its initial customers and the nature of the contracts or contacts with the customers. Discuss management's views of the company's performance in initiating operations and generating the initial revenues, as well as management's objectives and their views concerning the company's prospects for the future and know effects on the results of operations, liquidity and capital resources with respect to those plans and prospects.

Response

We have revised the section of the Registration Statement entitled “MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS-Overview” and “-Results of Operations” to address the Staff’s comment .

31.
Similarly, in describing the interest expense you recorded, explain to investors more specifically why such a large portion of the $750,000 note principal was recorded as interest expense. Discuss whether the recorded interest expense in the historical period is similar to or different from what you will be recording in future periods, providing quantitative information concerning the effect.

Response

We have revised the section of the Registration Statement entitled “Results of Operations” to address the Staff’s comment.

32.
Similarly, the liquidity and capital resources section of the prospectus does not provide tangible and meaningful descriptions of the significant events that affected your cash flows. For example, discuss the events that led to the issuance of the note receivable to the related party. Explain how the net proceeds of the sale of the convertible note and warrant were obtained and then applied by you. Discuss the extent to which proceeds of that capital transaction have not yet been applied. Identify and describe other material sources of capital are available to you.

Response

We have revised the section of the Registration Statement entitled “Liquidity and Capital Resources” to address the Staff’s comment.

Securities and Exchange Commission
November 9, 2007

33.
Disclose whether your currently available capital resources are sufficient to fund your planned operations for a period of not less than 12 months from the expected effective date. To the extent known, explain the extent to which the planned business operations in that 12-month period will vary materially from those conducted during the historical one. To the extent you are unable to state that currently available capital resources are sufficient to fund planned operations for the 12-month period, disclose the estimated deficiency in capital resources and describe your current plans to address any deficiency. We are aware that in note 1 of the audited financial statements, management expressed its view that capital resources then available were expected to be sufficient to fund 12 months of operations from that prior time. However, your statement on page 36 that current capital resources are sufficient to meet your needs in the "near term" is not sufficiently specific. It fails to address a minimum period of 12 months from the date of the prospectus.

Response

We have revised the section of the Registration Statement entitled “Liquidity and Capital Resources” to address the Staff’s comment.

34.	Ensure that you address the impact of your reliance on a related party to provide substantial services and the effect that arrangement is expected to have on your liquidity position.

Response

We have revised the section of the Registration Statement entitled “Liquidity and Capital Resources” to address the Staff’s comment.

Description of Business, page 36

The Company, page 36

35.
As previously requested, please revise this section to provide a clearer and more informative discussion of STI's plans and evolution using less jargon. For example, explain what you mean by a "turnkey network and design implementation service" and "total life cycle support of advanced communication networks". The explanation of your business should be sufficiently detailed and accessible to inform someone who is not familiar with your company or your industry about the services you provide, including the process through which you generate revenues.

Securities and Exchange Commission
November 9, 2007

Response

We have revised the section of the Registration Statement entitled “DESCRIPTION OF BUSINESS-The Company” to address the Staff’s comment.

36.	You refer to a plan to acquire complimentary businesses. Please disclosure whether you have any current plans, proposals or arrangements concerning future acquisitions.

Response

We have revised the section of the Registration Statement entitled “DESCRIPTION OF BUSINESS-The Company” to address the Staff’s comment .

Company Background, page 37

37.
Revise the text under this sub-heading to explain the formation transaction for Solana Technologies, Inc., your accounting predecessor. Explain whether the activities conducted by Solana from September 18, 2006, were preceded by business activities in another form. The ongoing business in which new investors will participate should be emphasized in this section, rather than the mechanics of the acquisition transaction and the business history of the legal acquirer.

Response

We have revised the section of the Registration Statement entitled “DESCRIPTION OF BUSINESS-Company Background” to address the Staff’s comment.

38.
Describe the business purpose and effect of the issuance of the 60,000 shares of Series A preferred to Monarch Bay Capital Group LLC. The text at page 42 should also be expanded to discuss the transactions with Monarch that preceded the issuance of the shares as well as a materially complete explanation of the terms of the issuance and the economic purpose and impact of that transaction. In particular, discuss the transactions that led to the dispute with the investors holding these securities and the nature of the claims and obligations they waived in connection with their entry into the transaction.

Response

We have revised the section of the Registration Statement entitled “DESCRIPTION OF BUSINESS-Company Background” to address the Staff’s comments.

Securities and Exchange Commission
November 9, 2007

Government Regulation, page 38

39.	To the extent that bidding on federal government contracts or on subcontracts within federal government contracts is subject to federal regulation, please disclose this.

Response

The Company is not subject federal regulations with respect to bidding. The Company will be a subcontractor to a company that already has a federal contract, however, there are no regulatory impacts on STI.

Management, page 40

40.
Disclose the minimum portion of Mr. Walters' working time that is expected to be devoted to the activities of STI. In this respect, it appears that substantial portions of his time are expected to be devoted to the business of Monarch Bay and. to Bounce Mobile Systems. In addition to the disclosure in this section consider expanding the risk factor concerning your reliance upon Mr. Walters as a key employee to emphasize that substantial portions of his working time, discussed in quantitative terms, will be devoted to other entities.

Response

We have revised the sections of the Registration Statement entitled “RISK FACTORS-Risks Relating to our Business and Corporate Structure- WE HEAVILY DEPEND ON OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER, DAVID WALTERS, WHO HAS A VERY LIMITED TIME COMMITMENT TO US” and “MANAGEMENT” to address the Staff’s comments.

41.
Please expand Mr. Walters' biographical information to provide information concerning his qualifications and experience in accounting and financial statement matters. We note that he is designated as your chief financial officer and principal accounting officer.

Response

We have revised the section of the Registration Statement entitled “MANAGEMENT” to address the Staff’s comment.

Securities and Exchange Commission
November 9, 2007

Certain Relationships and Related Transactions, page 42

42.
For all of these transactions, disclose how they would compare to similar transactions that would have been negotiated with unrelated third parties. Please also disclose what policy STI has regarding such transactions.

Response

We have revised the disclosure in the section of the Registration Statement entitled “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” to address the Staff’s comments.

Security Ownership of Certain Beneficial Owners and Management, page 44

43.
We note that the Class A preferred stock is a voting security and an equity security. However, you did not present the information required by Item 403(a) and (b) of Regulation S-B with respect to that separate class of securities, in the required tabular format. Please revise accordingly.

Response

We have revised the table in the section of the Registration Statement entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” to address the Staff’s comment.

44.
It appears from your disclosure that Keith Moore and David Walters share voting and dispositive powers with respect to the shares held for record by the Monarch entities. Please clarify your disclosure in this respect. If the beneficial ownership powers for these securities are shared, the source of the disparity in the number of shares reported as beneficially owned by Messrs. Moore and Walters is unclear.

Response

Mr. Moore has no beneficial ownership in Monarch Bay Capital Group, LLC. We have clarified footnote (3) to the table in the section of the Registration Statement entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” to address the Staff’s comment.

Description of Securities, page 44

Convertible Notes and Warrants, page 46

Securities and Exchange Commission
November 9, 2007

45.
Please clarify what the company received and when that payment was received in exchange for the notes issued in December 2006. It appears this transaction was with a related party, and if so, the information about the transaction should be provided in that section of the filing.

Response

We have clarified the disclosure with respect to the payment received in our December 2006 notes issuance. We have added disclosure regarding the transaction to the section of the Registration Statement entitles “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS”.

Part II

Item 26. Recent Sales of Unregistered Securities, page 53

46.	Please include all material facts you relied upon in concluding that the referenced exemption was available.

Response

We have revised the referenced disclosure to address the Staff’s comment.

Item 28. Undertakings, page 54

47.	Please see Items 512(f), (g), and (h) of Regulation S-B the Securities Act of 1933 and comply with the applicable section.

Response

We have revised Item 28, Undertakings to address the Staff’s comment.

We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ David Walters
David Walters
Chairman